Form 12b-25
                    [As last amended in Release No. 34-35113,
                        December 19, 1994, 59 F.R.67742.]

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING     SEC File No.  0-8773
                                   (Check One):           Cusip No.  226120-103

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

        For Period Ended: AUGUST 31, 1997
        [ ] Transition Report on Form 10-K
        [ ] Transition  Report on Form 20-F
        [ ] Transition  Report on Form 11-K
        [ ] Transition  Report on Form 10-Q
        [ ] Transition  Report on Form N-SAR
        For the Transition Period Ended:_______________________________________

        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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Part I - Registrant Information
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        CRESTED CORP.
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Full name of Registrant

        Not Applicable
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Former Name if Applicable

        877 NORTH 8TH WEST
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Address of Principal Executive Office (Street and Number)

          RIVERTON, WY 82501
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City, State and Zip Code


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

     (b)  The  subject annual report,  semi-annual report, transition  report on
[X] Form 10-K, [X] Form 20-F, 11-K or Form N-SAR, or Portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     During the fiscal year ended May 31, 1997, transactions were completed or events occurred which were of material importance to the registrant, including financing of its gold company subsidiary and a concomitant restructuring of the subsidiary's capital structure. Approximately $4 million was received by the registrant and its parent U.S. Energy Corp. ("USE") in connection with a partial resolution of the arbitration proceedings involving Sheep Mountain Partners partnership ("SMP"). Both of the described matters required extensive research by the registrant and its audit firm (Arthur Andersen LLP) into applicable accounting theories and standards, to determine the proper means of accounting for the matters. In addition, the registrant and Crested have been involved in responding to numerous requests from the Internal Revenue Service relating to the audits for fiscal 1993 through 1996.

     Subsequent to the fiscal year end, registrant and USE entered into a comprehensive Acquisition Agreement to acquire the interest Kennecott Uranium Company owns in the Green Mountain Mining Venture. This Agreement was entered into on June 23, 1997 after over eight months of negotiating and drafting the Agreement which required a substantial amount of time of the legal and accounting staffs of the registrant and Crested. This transaction was previously reported on Form 8-K filed on July 7, 1997.

     The compounded result of the foregoing has been delays in resolution of complex accounting issues. The registrant filed its Annual Report on Form 10-K, however, the Form 10-Q Report for the fiscal quarter ended August 31, 1997 will not be filed on October 15, 1997 due to the cumulative and continuing impact of the foregoing matters and the extension of time to file the May 31, 1997 Form 10-K delayed the closing of the books for the quarter ended August 31, 1997. Until all of the financial data required for such 10-Q Report is finalized, no part of the Report should be filed.

    The registrant will file the Form 10-Q Report on or before October 20, 1997.


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Part IV - Other Information
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(1)  Name and  telephone  number  of  person  to  contact  in regard to this notification.

                      DANIEL P. SVILAR      (307) 856-9271

(2) Have all other period reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify reports(s).                                     [ X ]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ]Yes [ X ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  CRESTED CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      OCTOBER 15, 1997                 By:    /s/ Max T. Evans
       ---------------------------               -------------------------------
                                                   Max T. Evans, President




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